                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 16)

                               WYANT CORPORATION
                              -------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                        --------------------------------
                         (Title of Class of Securities)

                                   441069101
                                 --------------
                                 (CUSIP Number)

              James A. Wyant                   Kenneth E. Adelsberg, Esq.
              Wyant & Company Inc.             Winthrop, Stimson, Putnam
              1475 32nd Avenue                 & Roberts
              Lachine (Quebec) H8T 3J1         New York, New York 10004
              514-636-9926                     212-858-1000
                  -------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 26, 2000
                             ----------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this Statement: [  ]

                                  SCHEDULE 13D

 ----------------------
|                       |
|  CUSIP NO. 441069101  |
|            ---------  |
 ----------------------

-----------------------------------------------------------------------------------------------------------------------------------

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Wyant & Company Inc.
-----------------------------------------------------------------------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  [ X ]
                                            (b)  [   ]
-----------------------------------------------------------------------------------------------------------------------------------

         3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------

         4.       SOURCE OF FUNDS
                                            NA

-----------------------------------------------------------------------------------------------------------------------------------

         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
-----------------------------------------------------------------------------------------------------------------------------------

NUMBER OF                                   7.       SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED BY                                             2,594,685, of which 1,333,333 shares are represented by
EACH PERSON                                          the right to exchange 1,333,333 shares of Class E Preferred
                                                     Stock of Wood Wyant Inc. (See Items 4 and 5)

                                            9.       SOLE DISPOSITIVE POWER
                                                     0
                                           10.       SHARED DISPOSITIVE POWER
                                                     2,594,685, of which 1,333,333 shares are represented by the right to exchange
                                                     1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc.
                                                     (See Items 4 and 5)

-----------------------------------------------------------------------------------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,594,685 shares of Common Stock, of which 1,333,333 shares are represented by the right to acquire 1,333,333 shares of Common Stock through exchange of 1,333,333 shares of Class E
                  Preferred Stock of Wood Wyant Inc.

-----------------------------------------------------------------------------------------------------------------------------------

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.6%; 72% if right of exchange is exercised

-----------------------------------------------------------------------------------------------------------------------------------

         14.      TYPE OF REPORTING PERSON
                                            CO
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

 ----------------------
|                       |
|  CUSIP NO. 441069101  |
|            ---------  |
 ----------------------

-----------------------------------------------------------------------------------------------------------------------------------

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            James A. Wyant
-----------------------------------------------------------------------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  [ X ]
                                            (b)  [   ]
-----------------------------------------------------------------------------------------------------------------------------------

         3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------

         4.       SOURCE OF FUNDS
                                            NA

-----------------------------------------------------------------------------------------------------------------------------------

         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
-----------------------------------------------------------------------------------------------------------------------------------

NUMBER OF                                   7.       SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED BY                                             2,594,685, of which 1,333,333 shares are represented by
EACH PERSON                                          the right to exchange 1,333,333 shares of Class E Preferred
                                                     Stock of Wood Wyant Inc. (See Items 4 and 5)

                                            9.       SOLE DISPOSITIVE POWER
                                                     0
                                           10.       SHARED DISPOSITIVE POWER
                                                     2,594,685, of which 1,333,333 shares are represented by the right to exchange
                                                     1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc.
                                                     (See Items 4 and 5)

-----------------------------------------------------------------------------------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,594,685 shares of Common Stock, of which 1,333,333 shares are represented by the right to acquire 1,333,333 shares of Common Stock through exchange of 1,333,333 shares of Class E
                  Preferred Stock of Wood Wyant Inc.

-----------------------------------------------------------------------------------------------------------------------------------

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.6%; 72% if right of exchange is exercised

-----------------------------------------------------------------------------------------------------------------------------------

         14.      TYPE OF REPORTING PERSON
                                            IN
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

 ----------------------
|                       |
|  CUSIP NO. 441069101  |
|            ---------  |
 ----------------------

-----------------------------------------------------------------------------------------------------------------------------------

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            John Derek Wyant
-----------------------------------------------------------------------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  [ X ]
                                            (b)  [   ]
-----------------------------------------------------------------------------------------------------------------------------------

         3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------

         4.       SOURCE OF FUNDS
                                            NA

-----------------------------------------------------------------------------------------------------------------------------------

         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
-----------------------------------------------------------------------------------------------------------------------------------

NUMBER OF                                   7.       SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED BY                                             2,594,685, of which 1,333,333 shares are represented by
EACH PERSON                                          the right to exchange 1,333,333 shares of Class E Preferred
WITH                                                 Stock of Wood Wyant Inc. (See Items 4 and 5)
                                            9.       SOLE DISPOSITIVE POWER
                                                     0
                                           10.       SHARED DISPOSITIVE POWER
                                                     2,594,685, of which 1,333,333 shares are represented by the right to exchange
                                                     1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc.
                                                     (See Items 4 and 5)

-----------------------------------------------------------------------------------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,594,685 shares of Common Stock, of which 1,333,333 shares are represented by the right to acquire 1,333,333 shares of Common Stock through exchange of 1,333,333 shares of Class E
                  Preferred Stock of Wood Wyant Inc.

-----------------------------------------------------------------------------------------------------------------------------------

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.6%; 72% if right of exchange is exercised

-----------------------------------------------------------------------------------------------------------------------------------

         14.      TYPE OF REPORTING PERSON
                                            IN
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

 ----------------------
|                       |
|  CUSIP NO. 441069101  |
|            ---------  |
 ----------------------

-----------------------------------------------------------------------------------------------------------------------------------

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Lynne Emond
-----------------------------------------------------------------------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  [ X ]
                                            (b)  [   ]
-----------------------------------------------------------------------------------------------------------------------------------

         3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------

         4.       SOURCE OF FUNDS
                                            NA

-----------------------------------------------------------------------------------------------------------------------------------

         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
-----------------------------------------------------------------------------------------------------------------------------------

NUMBER OF                                   7.       SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED BY                                             2,594,685, of which 1,333,333 shares are represented by
EACH PERSON                                          the right to exchange 1,333,333 shares of Class E Preferred
WITH                                                 Stock of Wood Wyant Inc. (See Items 4 and 5)
                                            9.       SOLE DISPOSITIVE POWER
                                                     0
                                           10.       SHARED DISPOSITIVE POWER
                                                     2,594,685, of which 1,333,333 shares are represented by the right to exchange
                                                     1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc.
                                                     (See Items 4 and 5)

-----------------------------------------------------------------------------------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,594,685 shares of Common Stock, of which 1,333,333 shares are represented by the right to acquire 1,333,333 shares of Common Stock through exchange of 1,333,333 shares of Class E
                  Preferred Stock of Wood Wyant Inc.

-----------------------------------------------------------------------------------------------------------------------------------

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.6%; 72% if right of exchange is exercised

-----------------------------------------------------------------------------------------------------------------------------------

         14.      TYPE OF REPORTING PERSON
                                            IN
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

 ----------------------
|                       |
|  CUSIP NO. 441069101  |
|            ---------  |
 ----------------------

-----------------------------------------------------------------------------------------------------------------------------------

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Estate of Gerald W. Wyant
-----------------------------------------------------------------------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  [ X ]
                                            (b)  [   ]
-----------------------------------------------------------------------------------------------------------------------------------

         3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------

         4.       SOURCE OF FUNDS
                                            NA

-----------------------------------------------------------------------------------------------------------------------------------

         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
-----------------------------------------------------------------------------------------------------------------------------------

NUMBER OF                                   7.       SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED BY                                             2,594,685, of which 1,333,333 shares are represented by
EACH PERSON                                          the right to exchange 1,333,333 shares of Class E Preferred
WITH                                                 Stock of Wood Wyant Inc. (See Items 4 and 5)
                                            9.       SOLE DISPOSITIVE POWER
                                                     0
                                           10.       SHARED DISPOSITIVE POWER
                                                     2,594,685, of which 1,333,333 shares are represented by the right to exchange
                                                     1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc.
                                                     (See Items 4 and 5)

-----------------------------------------------------------------------------------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,594,685 shares of Common Stock, of which 1,333,333 shares are represented by the right to acquire 1,333,333 shares of Common Stock through exchange of 1,333,333 shares of Class E
                  Preferred Stock of Wood Wyant Inc.

-----------------------------------------------------------------------------------------------------------------------------------

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.6%; 72% if right of exchange is exercised

-----------------------------------------------------------------------------------------------------------------------------------

         14.      TYPE OF REPORTING PERSON
                                            IN
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

 ----------------------
|                       |
|  CUSIP NO. 441069101  |
|            ---------  |
 ----------------------

-----------------------------------------------------------------------------------------------------------------------------------

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Derek Wyant Holdings, Inc.
-----------------------------------------------------------------------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  [ X ]
                                            (b)  [   ]
-----------------------------------------------------------------------------------------------------------------------------------

         3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------

         4.       SOURCE OF FUNDS
                                            NA

-----------------------------------------------------------------------------------------------------------------------------------

         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
-----------------------------------------------------------------------------------------------------------------------------------

NUMBER OF                                   7.       SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED BY                                             2,594,685, of which 1,333,333 shares are represented by
EACH PERSON                                          the right to exchange 1,333,333 shares of Class E Preferred
WITH                                                 Stock of Wood Wyant Inc. (See Items 4 and 5)
                                            9.       SOLE DISPOSITIVE POWER
                                                     0
                                           10.       SHARED DISPOSITIVE POWER
                                                     2,594,685, of which 1,333,333 shares are represented by the right to exchange
                                                     1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc.
                                                     (See Items 4 and 5)

-----------------------------------------------------------------------------------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,594,685 shares of Common Stock, of which 1,333,333 shares are represented by the right to acquire 1,333,333 shares of Common Stock through exchange of 1,333,333 shares of Class E
                  Preferred Stock of Wood Wyant Inc.

-----------------------------------------------------------------------------------------------------------------------------------

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.6%; 72% if right of exchange is exercised

-----------------------------------------------------------------------------------------------------------------------------------

         14.      TYPE OF REPORTING PERSON
                                            CO
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

 ----------------------
|                       |
|  CUSIP NO. 441069101  |
|            ---------  |
 ----------------------

-----------------------------------------------------------------------------------------------------------------------------------

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            3287858 Canada Inc.
-----------------------------------------------------------------------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  [ X ]
                                            (b)  [   ]
-----------------------------------------------------------------------------------------------------------------------------------

         3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------

         4.       SOURCE OF FUNDS
                                            NA

-----------------------------------------------------------------------------------------------------------------------------------

         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
-----------------------------------------------------------------------------------------------------------------------------------

NUMBER OF                                   7.       SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED BY                                             2,594,685, of which 1,333,333 shares are represented by
EACH PERSON                                          the right to exchange 1,333,333 shares of Class E Preferred
WITH                                                 Stock of Wood Wyant Inc. (See Items 4 and 5)
                                            9.       SOLE DISPOSITIVE POWER
                                                     0
                                           10.       SHARED DISPOSITIVE POWER
                                                     2,594,685, of which 1,333,333 shares are represented by the right to exchange
                                                     1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc.
                                                     (See Items 4 and 5)

-----------------------------------------------------------------------------------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,594,685 shares of Common Stock, of which 1,333,333 shares are represented by the right to acquire 1,333,333 shares of Common Stock through exchange of 1,333,333 shares of Class E
                  Preferred Stock of Wood Wyant Inc.

-----------------------------------------------------------------------------------------------------------------------------------

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.6%; 72% if right of exchange is exercised

-----------------------------------------------------------------------------------------------------------------------------------

         14.      TYPE OF REPORTING PERSON
                                            CO
-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

 ----------------------
|                       |
|  CUSIP NO. 441069101  |
|            ---------  |
 ----------------------

-----------------------------------------------------------------------------------------------------------------------------------

         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            3323986 Canada Inc.
-----------------------------------------------------------------------------------------------------------------------------------

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  [ X ]
                                            (b)  [   ]
-----------------------------------------------------------------------------------------------------------------------------------

         3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------------------

         4.       SOURCE OF FUNDS
                                            NA

-----------------------------------------------------------------------------------------------------------------------------------

         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
-----------------------------------------------------------------------------------------------------------------------------------

NUMBER OF                                   7.       SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY                                8.       SHARED VOTING POWER
OWNED BY                                             2,594,685, of which 1,333,333 shares are represented by
EACH PERSON                                          the right to exchange 1,333,333 shares of Class E Preferred
WITH                                                 Stock of Wood Wyant Inc. (See Items 4 and 5)
                                            9.       SOLE DISPOSITIVE POWER
                                                     0
                                           10.       SHARED DISPOSITIVE POWER
                                                     2,594,685, of which 1,333,333 shares are represented by the right to exchange
                                                     1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc.
                                                     (See Items 4 and 5)

-----------------------------------------------------------------------------------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,594,685 shares of Common Stock, of which 1,333,333 shares are represented by the right to acquire 1,333,333 shares of Common Stock through exchange of 1,333,333 shares of Class E
                  Preferred Stock of Wood Wyant Inc.

-----------------------------------------------------------------------------------------------------------------------------------

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                            [   ]

-----------------------------------------------------------------------------------------------------------------------------------

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.6%; 72% if right of exchange is exercised

-----------------------------------------------------------------------------------------------------------------------------------

         14.      TYPE OF REPORTING PERSON
                                            CO
-----------------------------------------------------------------------------------------------------------------------------------

                                AMENDMENT NO. 16
                                       TO
                                  SCHEDULE 13D
                                  ------------

     The Items identified below are amended. Capitalized terms used herein which have not been defined shall have the meaning ascribed to them in the initial filing of the Schedule 13D dated May 14, 1990 and any amendments thereto.

Item 4.  Purpose of Transaction.
------   ----------------------

     Item 4 of the Schedule 13D is hereby amended and supplemented by including the following information:

     This statement is being filed in connection with the execution and delivery of a Stock Purchase Agreement (the "Stock Purchase Agreement") dated August 30, 2000 between Perkins Papers Ltd., a Canada corporation ("Parent"), Perkins Acquisition Corp., a New York corporation ("Purchaser"), James A. Wyant, the Vice Chairman and Corporate Secretary of the Company, John Derek Wyant, Lynne Ellen Emond and the Estate of Gerald W. Wyant (together with James A. Wyant, John Derek Wyant and Lynne Ellen Emond, the "Wyant Family"), as the beneficial owners of certain shares of Common Stock, and James A. Wyant as the beneficial owner of Class E Exchangeable Preferred Stock ("Class E Preferred Stock") of Wood Wyant Inc., a corporation organized and existing under the laws of Canada and a wholly owned subsidiary of the Company ("Wood Wyant") and the related tender offer by Purchaser, as set forth in the Tender Offer Statement on Schedule TO filed by the Purchaser on September 8, 2000, as amended and supplemented on September 21 (Amendment No. 1), September 25 (Amendment No. 2), October 3 (Amendment No. 3), October 6 (Amendment No. 4), October 13 (Amendment No. 5), October 20 (Amendment No. 6) and October 27, 2000 (Amendment No. 7) (the "Schedule TO"), to purchase any and all of the issued and outstanding shares of Common Stock of the Company at a price of $4.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2000 and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

     On October 30, 2000, the Company filed as an exhibit to Amendment No. 5 to its Schedule 14D-9, a press release announcing (i) that Purchaser would proceed with the Offer to acquire all outstanding shares of common stock of the Company at a price of $4.00 per share in cash, subject to certain regulatory approval; and (ii) that Purchaser and Parent have renegotiated their agreement to purchase the Class E Preferred Stock of Wood Wyant. As a result of such renegotiations, the parties to the Stock Purchase Agreement have agreed that the holders of the Class E Preferred Stock will receive consideration of $3.51 per share of Class E Preferred Stock instead of the previously agreed $4.00 per share of Class E Preferred Stock. A copy of the press release and the amendment to the Stock Purchase Agreement are hereby incorporated by reference to Amendment No. 5 to the Schedule 14D-9 of the Company.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

Exhibit A          Joint Filing Agreement, dated September 12, 2000, among Wyant
                   & Company Inc., James A. Wyant, John Derek Wyant, Lynne
                   Emond, the Estate of Gerald W. Wyant, Derek Wyant Holdings,
                   Inc., 3287858 Canada Inc. and 3323986 Canada Inc.
                   (incorporated by reference to Exhibit A of Amendment No. 14 to Schedule 13D dated August 30, 2000 and filed on September
                   13, 2000)


Exhibit B          Agreement dated May 2, 1996 among G.H. Wood + Wyant Inc.,
                   John Derek Wyant, M.D., Lynne Emond, James A. Wyant and
                   Gerald W. Wyant. (incorporated by reference to Exhibit C of
                   Amendment No. 10 to Schedule 13D dated June 11, 1996 and filed on July 12, 1996)


Exhibit C          Stock Purchase Agreement, dated Aug 30 2000 by and among
                   between Perkins Papers Ltd., a Canada corporation, Perkins
                   Acquisition Corp., a New York corporation, James A. Wyant, the

                   Vice Chairman and Corporate Secretary of the Company, John Derek Wyant, Lynne Ellen Emond and the Estate of Gerald W. Wyant as the beneficial owners of certain Shares of the Company, and James A. Wyant as the beneficial owner of Class E Preferred Stock of Wood Wyant Inc., a corporation organized and existing under the laws of Canada and a wholly owned subsidiary of the Company. (incorporated by reference to the Schedule TO filed by Perkins Acquisition Corp. on September 8, 2000)

Exhibit D          Voting Trust Dissolution Agreement dated as of August 30,
                   2000 by and among Wyant & Company Inc., Derek Wyant Holdings
                   Inc., 3287858 Canada Inc., James A. Wyant, James A. Wyant as voting trustee, John Derek Wyant, Lynne Emond and McCarthy
                   Tetrault as depositary. (incorporated by reference to Exhibit
                   D of Amendment No. 14 to Schedule 13D dated September 26,
                   2000 and filed on September 27, 2000)

Exhibit E          Voting Trust Dissolution Agreement dated as of August 30,
                   2000 by and among The Estate of Gerald W. Wyant, 3323986
                   Canada Inc., James A. Wyant as voting trustee and McCarthy
                   Tetrault as depositary. (incorporated by reference to Exhibit
                   A of Amendment No. 14 to Schedule 13D dated August 30, 2000 and filed on September 13, 2000)

Exhibit F          Press Release dated October 27, 2000. (incorporated by
                   reference to Exhibit (a) (13) of Amendment No. 5 to the
                   Schedule 14D-9 of the Company filed on October 30, 2000)

Exhibit G          Amendment No. 1 dated as of October 26, 2000 to the Stock
                   Purchase Agreement dated as of August 30, 2000 among Parent, the Purchaser and James A. Wyant and certain members of his family. (incorporated by reference to Exhibit (a) (14) of Amendment No. 5 to the Schedule 14D-9 of the Company filed on October 30, 2000)

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      WYANT & COMPANY INC.


DATED: November 1, 2000               By:/s/ James A. Wyant
                                         ------------------
                                      James A. Wyant
                                      President

                                      /s/ James A. Wyant
                                      ------------------
                                      James A. Wyant

                                      /s/ John Derek Wyant
                                      --------------------
                                      John Derek Wyant

                                      /s/ Lynne Emond
                                      ---------------
                                      Lynne Emond


                                      ESTATE OF GERALD W. WYANT

                                      /s/ Paula Tepper-Wyant
                                      ----------------------
                                      Paula Tepper-Wyant

                                      Thomas R. M. Davis
                                      ------------------
                                      Thomas R. M. Davis


                                      DEREK WYANT HOLDINGS, INC.

                                      By: /s/ John Derek Wyant
                                          --------------------
                                      John Derek Wyant
                                      President


                                      3287858 CANADA INC.

                                      By: /s/ Lynne Emond
                                          ---------------
                                      Lynne Emond
                                      President


                                      3323986 CANADA INC.

                                      By: Paula Tepper-Wyant
                                          ------------------
                                      Name: Paula Tepper-Wyant
                                      Title:  President

                                  EXHIBIT INDEX
                                  -------------

Exhibit A          Joint Filing Agreement, dated September 12, 2000, among Wyant
                   & Company Inc., James A. Wyant, John Derek Wyant, Lynne
                   Emond, the Estate of Gerald W. Wyant, Derek Wyant Holdings,
                   Inc., 3287858 Canada Inc. and 3323986 Canada Inc.
                   (incorporated by reference to Exhibit A of Amendment No. 14 to Schedule 13D dated August 30, 2000 and filed on September
                   13, 2000)


Exhibit B          Agreement dated May 2, 1996 among G.H. Wood + Wyant Inc.,
                   John Derek Wyant, M.D., Lynne Emond, James A. Wyant and
                   Gerald W. Wyant. (incorporated by reference to Exhibit C of
                   Amendment No. 10 to Schedule 13D dated June 11, 1996 and filed on July 12, 1996)


Exhibit C          Stock Purchase Agreement, dated Aug 30 2000 by and among
                   between Perkins Papers Ltd., a Canada corporation, Perkins
                   Acquisition Corp., a New York corporation, James A. Wyant, the Vice Chairman and Corporate Secretary of the Company,
                   John Derek Wyant, Lynne Ellen Emond and the Estate of Gerald
                   W. Wyant as the beneficial owners of certain Shares of the Company, and James A. Wyant as the beneficial owner of Class
                   E Preferred Stock of Wood Wyant Inc., a corporation organized and existing under the laws of Canada and a wholly owned subsidiary of the Company. (incorporated by reference to the Schedule TO filed by Perkins Acquisition Corp. on September
                   8, 2000)



Exhibit D          Voting Trust Dissolution Agreement dated as of August 30,
                   2000 by and among Wyant & Company Inc., Derek Wyant Holdings
                   Inc., 3287858 Canada Inc., James A. Wyant, James A. Wyant as voting trustee, John Derek Wyant, Lynne Emond and McCarthy
                   Tetrault as depositary. (incorporated by reference to Exhibit
                   D of Amendment No. 14 to Schedule 13D dated September 26,
                   2000 and filed on September 27, 2000)


Exhibit E          Voting Trust Dissolution Agreement dated as of August 30,
                   2000 by and among The Estate of Gerald W. Wyant, 3323986
                   Canada Inc., James A. Wyant as voting trustee and McCarthy
                   Tetrault as depositary. (incorporated by reference to Exhibit
                   A of Amendment No. 14 to Schedule 13D dated August 30, 2000 and filed on September 13, 2000)

Exhibit F          Press Release dated October 27, 2000. (incorporated by
                   reference to Exhibit (a) (13) of Amendment No. 5 to the
                   Schedule 14D-9 of the Company filed on October 30, 2000)

Exhibit G          Amendment No. 1 dated as of October 26, 2000 to the Stock
                   Purchase Agreement dated as of August 30, 2000 among Parent, the Purchaser and James A. Wyant and certain members of his family. (incorporated by reference to Exhibit (a) (14) of Amendment No. 5 to the Schedule 14D-9 of the Company filed on October 30, 2000)